UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang c/o Advanced Technology (Cayman) Limited Suite 3501, 35/F, Jardine House 1 Connaught Place, Central Hong Kong, China +852-2165-9000

With Copies To:

Marcia Ellis Rongjing Zhao Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

July 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person IN

*	Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*		Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. G45667105

1	Name of Reporting Persons Skyline Automation Technologies L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,095,839 Ordinary Shares outstanding as of December 28, 2023, as provided in the Issuer’s Proxy Statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

EXPLANATORY NOTE

This Amendment No. 7 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D” and, as amended by Amendment No. 1 filed with the SEC on November 24, 2023, Amendment No. 2 filed with the SEC on December 13, 2023 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 2, 2024, Amendment No. 4 filed with the SEC on February 5, 2024, Amendment No. 5 filed with the SEC on February 9, 2024, Amendment No. 6 filed with the SEC on July 1, 2024 and this Schedule 13D Amendment, the “Schedule 13D”) is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”), Skyline Automation Technologies L.P. (“Superior Fund”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP, ACP III and Superior Fund, the “Reporting Persons”), with respect to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”).

The Reporting Persons are filing this Schedule 13D Amendment to disclose the entry into the Facility Agreement (as defined below) to fund, in-part, the consideration for the Merger (as defined in Amendment No. 2).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 11, 2024, Superior Technologies Mergersub Limited, an affiliate of the Reporting Persons and Merger Sub (as defined in Amendment No. 2), as borrower, Superior Technologies Holding Limited, an affiliate of the Reporting Persons, as original guarantor, and Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch, as mandated lead arranger and bookrunner, lender, agent and security agent (the “Lender”), entered into a Facility Agreement (the “Facility Agreement”). Pursuant to the Facility Agreement, the Lender will lend $1.055 billion to Merger Sub and Merger Sub will have the option to borrow an additional $100 million from the Lender, subject to certain conditions (the “Facility”). The proceeds from the Facility will be used to fund, in-part, the consideration for the Merger.

The foregoing description of the Facility Agreement is a summary only and is qualified in its entirety by reference to the Facility Agreement attached hereto as Exhibit 99.15, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 3 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 4 of the Schedule 13D.

Ascendent Capital Partners, an affiliate of the Reporting Persons, is working to complete the Merger expeditiously and requests that the Issuer satisfy the closing conditions to the Merger as soon as possible.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description

99.15*†	Facility Agreement, dated July 11, 2024, by and between Superior Technologies Mergersub Limited, as borrower, Superior Technologies Holding Limited, as original guarantor, and Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch, as mandated lead arranger and bookrunner, lender, agent and security agent.

*	Confidential treatment has been requested for certain portions of this Exhibit. The omitted material has been submitted separately to the Securities and Exchange Commission.
†	Schedules have been omitted as they are not material, not applicable or not required. They will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2024

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Skyline Automation Technologies L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director